MultiCell Technologies, Inc.
68 Cumberland Street, Suite 301
Woonsocket, RI 02895

May 12, 2008

BY EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549
Attn: Mary Beth Breslin

Re:	Multicell Technologies, Inc. Registration Statement on Form SB-2 Initially filed on June 1, 2006 File No. 333-134651

Ladies and Gentlemen:

On behalf of Multicell Technologies, Inc., a Delaware corporation (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended, (the “Securities Act”), that the registration statement on Form SB-2, including all exhibits thereto (File No. 333-134651), as originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on June 1, 2006, and amended on July 21, 2006 and December 22, 2006 (the “Registration Statement”), be withdrawn effective immediately.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Therefore, the Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

We would appreciate if you would please provide Bryan Thistle of Wilson Sonsini Goodrich & Rosati a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is (858) 350-2399.

Should you have any questions regarding this matter, please contact Bryan Thistle at (858) 350-2300. Thank you for your assistance.

Best regards, /s/ Jerry Newmin Jerry Newmin Chief Financial Officer